Mail Stop 0306

September 24, 2004


Sebastien Dufort
President
Voyager One, Inc.
859 West End Court, Suite 1
Vernon Hills, Illinois 60061

Re:	Voyager One, Inc.
Registration Statement on Form SB-2 filed August 26, 2004
File No. 333-118582

Dear Mr. Dufort:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In the event of a delay in effectiveness, revise the filing to provide updated financial statements as required by Item 310(g) of Regulation S-B.
2. Provide a currently dated and signed consent of the independent accountants in the amendment.

3. Please tell us why the information statement filed in February 2004 concerning the increase in the number of authorized shares did not discuss the acquisition of Silicon Film Technologies.
Prospectus Cover Page
4. Some of the disclosures on the cover page, such as the references to the shares being offered for sale on a "best efforts" basis, the lack of a minimum purchase requirement, and the termination of the offering after 24 months, seem unusual given that you appear to be only registering shares for resale by selling stockholders without the use of an underwriter or placement agent. Please revise or advise.
5. Please disclose here and in your plan of distribution section that the selling shareholders will sell at a fixed price per share until your shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. Please also identify the fixed price at which the selling shareholders will sell until a trading market is established. Prospectus Summary - Page 1
6. We note the disclosures about your future growth that appear in the last sentence of the first paragraph of this section as well as other sections of the prospectus, including the fifth paragraph on page 20 and the fourth paragraph on page 23. Clarify the basis for your expectations of growth when you appear to only have a prototype of a product, no revenues, no sales team and when substantial doubt exists about your ability to continue as a going concern.
7. Please revise to disclose in the summary that you have not generated any revenues to date and had a net loss of in excess of $1.2 million during the six months ended June 30, 2004.
8. Please revise to disclose the status of development of each of your products.
9. Please expand the appropriate section to discuss how you determined the number of shares of your stock to be issued in connection with the Silicon Film Technologies acquisition.
The Offering - Page 2
10. Please tell us how you determined the number of shares to register for resale on behalf of Cornell Capital Partners and Trey Resources.
11. Please tell us the status of the application for quotation on the Over-the-Counter Bulletin Board.
12. Please clarify which table you are referring to in note (1) that appears at the bottom of page 2.
Summary Financial Information - Pages 3 and 4
13. Revise this disclosure to address the following:
* Provide a headnote to explain what the data represents, and to identify those sources from which you derived the information,
* Remove the "(Consolidated)" classifications from the column titles and instead provide a footnote to explain what is included in the individual columns, and
* Consider condensing the presentation, as an exact duplicate of the format in the financial statements is not required. Refer to Item 301 of Regulation S-K.
We could fail to attract or retain key personnel - Page 7
14. Please clarify whether you have employment contracts with your key executives.
Management and directors of Voyager One have a significant ...
company - Page 8
15. Please revise the disclosure to quantify the significant percentage.
We may not be able to effectively protect our intellectual property
.... services - Page 8
16. Please add a risk factor that highlights the risks related to the fact that a substantial proportion of the value of your total assets is attributable to your patents, such as the risks associated with any future reductions in the carrying amount of those assets, etc.
We have no manufacturing capabilities and limited manufacturing ... develop - Page 9
17. Please expand the disclosures in your business section to discuss the material terms of the agreement with the manufacturer of the CMOS Sensor.
We may not successfully execute or integrate our acquisitions - Page
10
18. Please discuss the status of your plans relating to additional acquisitions.
Selling Stockholders - Page 13
19. Please supplementally advise why you assumed a conversion price of $2.50 for purposes of determining the number of shares issuable upon conversion of the convertible debentures.
20. Please tell us why your assumptions regarding the conversion price of the convertible debentures are not consistent throughout the document. It appears from the disclosure that you have assumed conversion prices of $2.50, $1.00 and $0.25.
21. Please tell us whether Trey Resources is a broker-dealer or an affiliate of a broker-dealer.
Shares Acquired in Financing Transaction with Voyager One - Page 14
22. Please supplementally advise why you appear to have assumed a conversion price of $0.50 per share for the $740,000 in convertible debentures issued to Cornell Capital.
23. Please supplementally confirm that you are not registering for resale at this time the shares underlying the $740,000 convertible debentures issued to Cornell Capital.
Convertible Debentures Issued in connection with Securities Purchase Agreement - Page 15
24. Please disclose the interest rate of the convertible debentures and when the debentures become due.
25. Please disclose the exercise price of the warrants to be issued if the debentures are redeemed.
26. Please supplementally advise us as to the nature of any affiliation between Cornell Capital Partners and Trey Resources.
27. Please include disclosure in an appropriate section of your filing discussing in greater detail the restrictions on compensation related to "certain" affiliates and the "certain limited exceptions" to those restrictions. Your disclosures should include, among other things, the identities of the referenced affiliates and an explanation of the "certain limited exceptions."
Shares Acquired Prior to the Acquisition of Silicon Film Technologies, Inc. - Page 16
28. We note your disclosure that the shares issued to Mr. Alami and Ms. Heller were issued at $0.001 per share. Based on that disclosure, it appears that the value of the services provided by Mr. Alami was $267.00 and that the value of the services provided by Ms. Heller was $8.00. Please revise the disclosure to clarify the nature of the services provided and the method used to value those services. Dilution - Page 16
29. Please tell us supplementally why you assumed an offering price of $1.25 per share for purposes of these disclosures. Also, revise this section to present dilution based on a reasonable range of prices, including prices that are less than $1.25. We note the existing range of prices on page 17 is from $1.25 to $2.50.
Standby Equity Distribution Agreement Explained - Page 17
30. It appears that the reference in the first full paragraph on page 18 to $2.50 should be to $1.25. Please revise or advise.
31. Please discuss the material terms of the standby equity distribution agreement, including the permitted use of proceeds set forth in Section 4.21 of the agreement and the obligation of the company to obtain authorization for the quotation of its common stock set forth in Section 6.2 of the agreement. Also, discuss the impact on the company if such authorization is not obtained.
Business - Page 20
32. Please clarify why you believe that users would desire the functionality of conventional and digital photography in the same camera.
33. Please discuss the material technical adjustments that would have to made to a conventional camera to incorporate your product.
34. Please discuss in greater detail the process of the adjustments, such as would the owner of the camera make the adjustments or would the owner send the camera to you to make the adjustments. Clarify the difficulty, if any, in making such adjustments. Also, clarify the "novel approach" that can be used in almost all camera bodies by any manufacturer.
Intellectual Property - Page 21
35. Please discuss the duration of your material patents.
36. We note that page F-18 indicates that over 3 million shares of stock were issued in exchange for patents during 2003. Please revise your disclosures on page 21 to discuss the material terms of the transactions in which you acquired the patents. Please also file copies of any material agreements relating to those transactions as exhibits to your registration statement. In addition, if another party still owns the patents but has licensed or otherwise assigned its rights to the patents to you, then you should discuss the material terms of any license or similar agreements.
Intellectual Property Licensing Arrangements - Page 21
37. Please identify the third party who holds the patents being licensed under the licensing agreement.
38. Please file the licensing agreement as an exhibit to the registration statement.
39. Please clarify the relationship between the licensed patents and your planned products. For example, do you expect to have to pay the royalties in connection with sales of all of your products? Competition - Page 22
40. We note your discussion of the advantages of your products throughout this section. Please clarify the basis for such statements in light of the fact that you only have a prototype of your product. Please also discuss the expected disadvantages of your product.
Product Development - Page 25
41. Please clarify the basis for your apparent belief that there will be demand for your products.
42. Please expand the last two paragraphs on page 26 to discuss the material terms of the agreements with Applied Color, IDE, Fillfactory and NuCORE.
43. The disclosure in the last two paragraphs of this section appears to conflict with next-to-last risk factor on page 7 and the last risk factor on page 9. Please advise or revise.
Expenses for the three months ended June 30, 2004 - Page 29 & Expenses for the years ended December 31, 2003 and 2002 - Page 29
44. Please expand the disclosure about increases in expenses to quantify the amounts to the extent practical, such as the amount of the increase for consulting fees, legal fees, financing fees and professional fees. Also, expand the disclosure to describe the services provided. In addition, discuss the material terms of such agreements, such as the consulting agreements, and file the agreements as exhibits.
Financial Resources and Liquidity - Page 30
45. Please disclose in detail how you used the proceeds of $400,000 and how you intend to use the remaining proceeds of $700,000. Also, clarify whether you intend to pay the commitment fee to Cornell in cash, stock, convertible debentures or otherwise.
46. Please update the disclosure about the proceeds received since the original filing of the registration statement.
Executive Compensation - Page 33
47. Please provide the compensation table required by Item 402(b) of Regulation S-B.
Securities Authorized for Issuance under Equity Compensation Plan -
Page 34
48. We note your disclosure that no options have been granted to the named executive officers. We also note the disclosure on page F-20 about the issuance of 400,000 options to key employees in April 2004. Please supplementally confirm, if true, that neither of your named executive officers received any of the 400,000 options or revise your disclosure as appropriate.
Related Party Transactions - Page 35
49. Please file your agreements with related parties as exhibits to your registration statement. For example, we note the disclosure relating to notes payable to Quest.
50. Please disclose whether the terms of the transactions in this section are as fair to you as they would have been if entered into with unaffiliated parties.
Financial Statements
Statement of Cash Flows - Page F-5
51. Issuance of common stock for services and for financing appear to be non-cash transactions and would normally be reflected as an adjustment to cash used in *operations and as part of the non-cash disclosures in the statement. Revise as appropriate, or advise us.
52. Financing activities indicate notes were issued for $460,000 with $85,000 being repaid during the fiscal year 2003. That would have left a balance at the 2003 year-end of $375,000. Disclosures in Note 4 indicate that a note for $390,000 was issued to Quest and the balance at December 31, 2003 was $305,000, which agrees with the balance sheet. In a supplemental response reconcile these disclosures.
Note-2: Summary of Significant Accounting Policies - Page F-6 Intangible Assets - Page F-8
53. Please expand your disclosures regarding "Definite-lived" intangible assets to:
a. Reference SFAS 142 and discuss the requirement to evaluate the useful lives of these assets, and
b. Discuss the method and timing requirements for impairment testing under SFAS 144 guidelines.
Impairment of Long-Lived Assets - Page F-8
54. Please expand the disclosures regarding "impairment of long-lived assets" to discuss the method and timing requirements for impairment testing under SFAS 144 guidelines.
Note-4:  Patent Purchases and Note Payable - Page F-9
55. Tell us supplementally the circumstances surrounding your purchase of patents, trademarks and other property rights from your CEO. Tell us how you determined the value of the property acquired as well as the value of the stock issued as consideration in the transaction. Revise the filing to disclose similar information. Note-7 Common Stock - Page F-11
56. Expand this note to disclose details for each of the issuances of common stock during fiscal 2003.

Interim Financial Statements
General
57. As appropriate, the above comments should be applied to the interim financial statements.
58. Separate financial statements and notes for the quarters ended March 31, 2004 and June 30, 2004 are not required in an SB-2 Registration Statement. Please revise to provide a balance sheet as of the latest quarter included with cumulative statements for the six months ended June 30, 2004 as required by Regulation S-B.
59. In addition, in the amended SB-2 consider combining the interim statements with the audited statements to provide an easier comparison for the reader.
Note-1:  Basis for Presentation and Note-3 Capital Stock - Pages F-27
& F-28
60. Revise Note 1 to provide the disclosures required by SFAS 148 and
Note 3 to provide disclosures required by SFAS 123.
Notes Payable
61. We note the increases in various line items for notes payable in the interim balance sheets, and entries in cash flow statements pertaining to those notes. We are unable to reconcile the amounts in the balance sheets with disclosure in cash flow statements and discussion in the notes. Please revise the financial statements as necessary to clearly describe the various transactions that resulted in the increases in notes payable accounts in the balance sheet.
Item 26.  Recent Sales of Unregistered Securities
62. We note that your disclosures in this section do not appear to include all securities issued during the past three years as reflected on page F-18. Please revise to include the disclosures required by Item 701 of Regulation S-B with respect to all issuances of unregistered securities during the past three years.
63. Please revise to identify by name or by class the purchasers of all securities issued in each transaction described in this section. We note, for example, that you have not identified the purchasers of the convertible notes issued during the first quarter of 2004.
64. Please revise to identify the number of investors who acquired securities in connection with the reverse acquisition of Silicon Film Technologies. Please also explain how you ensured that each of those persons had access to sufficient information regarding Voyager One to make an investment decision and the basis for your belief that all of those persons were "accredited investors" and "otherwise had the requisite sophistication to make an investment" in Voyager One`s common stock.
Exhibit 5.1 - Legal Opinion
65. Please eliminate the second-to-last paragraph of the opinion as that paragraph appears to represent an impermissible restriction against reliance on the opinion by investors.
66. We note that the opinion is limited to "the laws of the State of
Nevada in effect on the date hereof...."  Please note that if you elect to retain this qualifying language, you will need to file a revised opinion dated approximately as of the effective date of the registration statement.
67. We note that some of the shares being registered are already issued and outstanding and that the remaining shares have not yet been issued. Please revise the legal opinion so that counsel`s opinion with respect to the issued and outstanding shares is not qualified by the phrase "when and to the extent issued and sold in accordance with the registration statement."

*          *          *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Louis Canant at (202) 942-1791 or Martin James, Senior Assistant Chief Accountant, at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 942-1927 or me at (202) 942-7924 with any other questions.

Sincerely,



David Ritenour
							Special Counsel


cc (via fax): Philip E. Ruben, Esq.




Voyager One, Inc.
September 24, 2004
Page 1